Exhibit 99.1

Contacts:
Barbara Brungess	Mary Pat Thompson
Vice President, Corporate & Investor Relations	Senior Vice President of Finance and Administration, and CFO
AmerisourceBergen	MWI Veterinary Supply
(610)-727-7199	(208) 955-8930
bbrungess@amerisourcebergen.com	mthompson@mwivet.com

AmerisourceBergen to Acquire MWI Veterinary Supply,
the Leading Animal Health Distribution Company in the United States

Valley Forge, PA and Boise, ID, January 12, 2015—AmerisourceBergen (NYSE:ABC) and MWI Veterinary Supply, Inc. (NASDAQ:MWIV) today announced that they have entered into a definitive merger agreement for AmerisourceBergen to acquire MWI Veterinary Supply (MWI), the leading animal health distribution company in the United States.

Under the terms and conditions of the merger agreement, AmerisourceBergen, through a new wholly-owned subsidiary, will make an all cash tender offer for all of the outstanding shares of MWI at a price of $190.00 per share, representing a $2.5 billion fully diluted equity value.  The $190.00 per share consideration represents an approximately 17.4% premium to the volume weighted average closing price of MWI’s common stock over the three-month period ended January 9, 2015, the last trading day prior to the announcement. AmerisourceBergen expects to finance the transaction through a combination of cash and short-term and long-term debt.  The tender offer is conditioned on MWI’s stockholders tendering at least a majority of outstanding shares in the tender offer, clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.  The parties expect the transaction to close during the March quarter of 2015.

The acquisition of MWI is expected to contribute approximately 8 cents in adjusted earnings per share to AmerisourceBergen’s fiscal year 2015, and is expected to generate approximately $50 million in synergies by the end of the third full year, driven primarily by the benefits of AmerisourceBergen’s scale and product sourcing opportunities.  The Board of Directors of MWI has unanimously approved the transaction.

“MWI is the premier supply chain company in animal health, with leading positions in both the companion and production markets, and we are very excited to have them join AmerisourceBergen,” said Steven H. Collis, AmerisourceBergen President and Chief Executive Officer.  “Animal health is a growing market in the US and internationally, and is a logical extension of our pharmaceutical distribution and services businesses.  Utilizing AmerisourceBergen’s knowledge of manufacturer and provider services, our global reach and partnership philosophy, combined with MWI’s expertise in veterinary and agricultural markets, we will collaboratively launch the next generation of superior animal health products and services together.”

“This transaction represents a terrific opportunity for MWI and our stakeholders.  Our team has done an outstanding job creating value for MWI stockholders, and we look forward to continuing our success as part of AmerisourceBergen,” said Jim Cleary, MWI Veterinary Supply President and Chief Executive Officer.  “Our first core value is Customer Service, and with AmerisourceBergen, I’m confident MWI will continue to lead our industry in delivering quality service and superior value for our customers and manufacturer partners.  I have been very impressed with the AmerisourceBergen team, and we look forward to working together as we continue to grow in the animal health market.”

Under the terms of the merger agreement, AmerisourceBergen will commence a tender offer no later than January 26, 2015, to acquire all outstanding shares of MWI common stock.  MWI will file a recommendation statement containing the unanimous recommendation of the MWI board of directors that MWI’s stockholders tender their shares to AmerisourceBergen.  AmerisourceBergen intends to acquire any shares of MWI not tendered into the tender offer via a merger that will be effected as soon as possible after the closing of the tender offer.

BofA Merrill Lynch acted as financial advisor, and Cravath, Swaine & Moore LLP provided legal advice to AmerisourceBergen.  J.P. Morgan acted as financial advisor, and Dechert LLP provided legal advice to MWI.

AmerisourceBergen and MWI will host a conference call Monday, January 12, 2015 at 8:30 am Eastern time to discuss the transaction.  The conference call can be accessed by dialing 612-234-9960.  No access code is required.  The live call can also be accessed via a webcast provided on the Investors pages at www.amerisourcebergen.com.  The webcast will be archived on the site for at least 30 days.  A telephone replay will be available for 7 days by dialing 800-475-6701 or 320-365-3844, and entering access code 350337.

In addition, AmerisourceBergen will be presenting at the J.P. Morgan Healthcare Conference in San Francisco on January 13, 2015.  The presentation will be webcast beginning at 3:00 pm Pacific time, and the breakout session will be webcast beginning at approximately 3:30 pm Pacific time.  Both sessions will be accessible on the Investors pages of our website at www.amerisourcebergen.com.  As previously announced, AmerisourceBergen will report its earnings for the first quarter of fiscal 2015 on January 28, 2015.

MWI will be presenting at the J.P. Morgan Healthcare Conference in San Francisco on January 15, 2015.

About MWI Veterinary Supply
MWI Veterinary Supply, Inc. is a leading distributor of animal health products across the United States of America and United Kingdom. We sell more than 50,000 products, of which over 25,000 are stocked in our distribution centers, sourced from nearly 1,000 vendors.  Products we sell include pharmaceuticals, vaccines, parasiticides, diagnostics, capital equipment, supplies, veterinary pet food and nutritional products. We market these products to our customers in both the companion animal and production animal markets, and also offer our customers a variety of value-added services, including on-line ordering via our e-commerce platform, technology management systems, pharmacy fulfillment, inventory management system, equipment procurement consultation and special order fulfillment.

About AmerisourceBergen
AmerisourceBergen is one of the largest global pharmaceutical sourcing and distribution services companies, helping both healthcare providers and pharmaceutical and biotech manufacturers improve patient access to products and enhance patient care. With services ranging from drug distribution and niche premium logistics to reimbursement and pharmaceutical consulting services, AmerisourceBergen delivers innovative programs and solutions across the pharmaceutical supply channel. With nearly $120 billion in annual revenue, AmerisourceBergen is headquartered in Valley Forge, PA, and employs approximately 14,000 people. AmerisourceBergen is ranked #28 on the Fortune 500 list. For more information, go to www.amerisourcebergen.com.

Forward-Looking Statements

This communication may contain forward-looking statements concerning AmerisourceBergen, MWI and the proposed transaction, which describe or are based on current expectations. Actual results may differ materially from these expectations. Any statements that are not historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” “will,” and similar expressions) should also be considered to be forward-looking statements. Such forward-looking statements include the anticipated changes in the business environment in which AmerisourceBergen or MWI operates and in AmerisourceBergen’s future operating results relating to the potential benefits of a transaction with MWI and the ability of AmerisourceBergen and MWI to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the transaction set forth in the merger agreement. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived; the effects of disruption from the transactions on the respective businesses of  AmerisourceBergen and MWI and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; other risks and uncertainties pertaining to the respective businesses of AmerisourceBergen and MWI detailed in their respective filings with the Securities and Exchange Commission (the “SEC”) from time to time. Forward-looking statements in this document should be evaluated together with the many uncertainties that affect the respective businesses of AmerisourceBergen and MWI, particularly those mentioned in the risk factors and other cautionary statements in each parties’ respective 2014 Annual Report on Form 10-K and in other reports filed with the SEC. The reader is cautioned not to rely unduly on these forward-looking statements. AmerisourceBergen and MWI expressly disclaim any intent or obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information

The tender offer for the outstanding common stock of MWI has not yet commenced. This communication is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of MWI common stock. At the time the tender offer is commenced, AmerisourceBergen will file a tender offer statement, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and MWI will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. MWI’s stockholders are strongly advised to read these tender offer materials, as well as any other documents relating to the tender offer and the associated transactions that are filed with the SEC, carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about the tender offer that MWI’s stockholders should consider prior to making any decisions with respect to the tender offer. Once filed, stockholders of MWI will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov, by directing a request to AmerisourceBergen at Investor Relations, AmerisourceBergen, 1300 Morris Drive, Chesterbrook, PA 19087 or from MWI at www.mwivet.com.